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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.            )*

Intelligroup, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

45816A106

(CUSIP Number)

Sandeep Reddy

15/102 Rochester Row

London SW1P 1JP

with a copy to:

Robert J. Brigham, Esq.

Cooley Godward LLP

5 Palo Alto Square, 3000 El Camino Real

Palo Alto, California 94306

(650) 843-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45816A106

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Venture Tech Assets Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 5,882,353 8. Shared Voting Power 9. Sole Dispositive Power 5,882,353 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,647,058 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 50.3%
14.	Type of Reporting Person (See Instructions) CO

(1)	See Item 6 herein. Includes 11,764,705 shares of common stock held by SB Asia Infrastructure Fund L.P. (“SAIF”) and 5,882,353 shares of common stock held by Venture Tech Assets Ltd. (“Venture Tech”). Venture Tech is a party to a Common Stock Purchase Agreement, dated as of September 29, 2004 (the “Purchase Agreement”), by and among Intelligroup, Inc. (the “Company”) SAIF and Venture Tech. The Purchase Agreement provides for, under certain conditions, the designation by SAIF and Venture Tech of up to five members of the board of directors of the Company. By virtue of the Purchase Agreement, Venture Tech may be deemed a group with SAIF within the meaning of Section 13(d)(3) of the Act, and as a result, to have beneficial ownership of the shares of common stock beneficially owned by SAIF. Venture Tech disclaims such beneficial ownership.

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”) of Intelligroup, Inc., a New Jersey corporation (the “Company”). The address of the principal executive offices of the Company is 499 Thornall Street, Edison, NJ 08837.

ITEM 2. IDENTITY AND BACKGROUND

Venture Tech Assets Limited, a British Virgin Islands corporation (“Venture Tech”). The address of the principal business and principal office of Venture Tech is 15/102 Rochester Row, London SW1P-1JP, United Kingdom. There are no executive officers of Venture Tech. The sole director of Venture Tech is Sandeep Reddy. The sole stockholders of Venture Tech are Sandeep Reddy and Kartheek Raju.

The business address of Sandeep Reddy is 15/102 Rochester Row, London SW1P 1JP, United Kingdom.

To the best of Sandeep Reddy’s knowledge, none of the persons named in this Item 2, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

To the best of Sandeep Reddy’s knowledge, none of the persons named in this Item 2, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Sandeep Reddy is a citizen of India.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to the Purchase Agreement, Venture Tech purchased 5,882,353 shares of Common Stock for an aggregate purchase price of approximately $5,000,000.05 in cash. The source of funds used by Venture Tech to purchase the Common Stock are corporate funds of Venture Tech.

ITEM 4. PURPOSE OF TRANSACTION

Venture Tech acquired and continues to hold the Common Stock reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may purchase additional stock in the open market or in private transactions. Depending on these same factors, the Fund may sell all or a portion of the Common Stock in private transactions or in the open market.

In addition, in connection with the purchase of Common Stock, Venture Tech entered into the Purchase Agreement (as described in Item 6 below), which contains provisions regarding, among other things, the acquisition and registration of Common Stock as well as certain provisions regarding the composition of the Company’s board of directors (the “Board”).

In addition, in connection with the sale of the Common Stock, the Company was not compliant with the shareholder approval, proxy solicitation and listing of additional share requirements as set forth in the Nasdaq Marketplace Rules 4350(i)(1)(B); 4350(i)(1)(D) and 4310(c)(17), respectively. On September 29, 2004, the Company received a notice from the Nasdaq Hearings Department stating that the Listing Qualifications Panel (the “Panel”), which was presently considering the Company’s continued listing on The Nasdaq National Market in light of the Company’s failure to timely file its periodic report on Form 10-Q for the second quarter of 2004, would also consider the Company’s additional deficiencies with the Nasdaq listing requirements in rendering a decision regarding the Company’s continued listing on The Nasdaq National Market.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which relate to any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D of the Act.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The aggregate number of shares of Common Stock that Venture Tech may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 17,647,058 (including 5,882,353 shares of Common Stock owned by Venture Tech and 11,764,705 shares of Common Stock owned by SAIF), which constitutes approximately 50.3% of the outstanding Common Stock.

By virtue of the Purchase Agreement, the Reporting Persons might be deemed to be a group with SAIF within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Common Stock beneficially owned by SAIF. Venture Tech disclaims such beneficial ownership.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

PURCHASE AGREEMENT. In connection with Venture Tech’s purchase of Common Stock, the Company, the SAIF and Venture Tech entered into the Purchase Agreement. The Purchase Agreement provides that the SAIF and Venture Tech shall be entitled to appoint up to five members of the Company’s board of directors as detailed below:

•	One individual shall be designated by SAIF and Venture Tech (for so long as SAIF, Venture Tech and/or their Affiliates (as defined therein), as the case may be, holds in aggregate at least 10% of the outstanding Common Stock).

•	Two individuals shall be designated by SAIF and Venture Tech (for so long as SAIF, Venture Tech and/or their Affiliates (as defined therein), as the case may be, holds in aggregate at least 15% of the outstanding Common Stock).

•	Three individuals shall be designated by SAIF and Venture Tech (for so long as SAIF, Venture Tech and/or their Affiliates (as defined therein), as the case may be, holds in aggregate at least 20% of the outstanding Common Stock).

•	Four individuals shall be designated by SAIF and Venture Tech (for so long as SAIF, Venture Tech and/or their Affiliates (as defined therein), as the case may be, holds in aggregate at least 40% of the outstanding Common Stock).

•	Five individuals shall be designated by SAIF and Venture Tech (for so long as SAIF, Venture Tech and/or their Affiliates (as defined therein), as the case may be, holds in aggregate at least 50% of the outstanding Common Stock).

The Company shall recommend the election of the directors designated by SAIF and Venture Tech (the “Investor Directors”) at each meeting of shareholders where the election of directors is considered and shall use its best efforts to cause the Investor Directors to be elected and re-elected to the Board.

SAIF and Venture Tech shall have the right to remove or replace any of the Investor Directors by giving notice to such Investor Director and the Company, and the Company shall use its best efforts to effect the removal or replacement of any such Investor Director.

In addition, unless prohibited by applicable law, SAIF and Venture Tech shall have the right to have two Investor Directors, as determined by SAIF and Venture Tech, be members of each committee of the Board, and the Company shall use its best efforts to appoint and maintain such Investor Directors on each committee of the Board, as requested by SAIF and Venture Tech. Any Investor Director who is not a member of a committee of the Board shall have the right to attend all meetings of such committee as a non-voting observer.

Until the date that neither SAIF, Venture Tech nor their Affiliates (as defined therein) holds at least 15% of the outstanding Common Stock, the Company is prohibited by the Purchase Agreement from taking any of the following actions without the approval of a majority of the aggregate number of Common Stock held by SAIF, Venture Tech and/or their Affiliates (as defined therein):

•	purchase or redeem any securities of the Company other than pro rata from all stockholders pursuant to a tender offer;

•	sell, transfer or otherwise dispose of all or substantially all of the Company’s assets or take any action which results in the holders of the Common Stock prior to the transaction owning less than 80% of the voting power of the Company’s capital stock after the transaction;

•	take any action that may result in the Common Stock ceasing to be registered pursuant to Section 12 of the Exchange Act;

•	amend the Company’s articles of incorporation or bylaws;

•	issue any equity securities senior to the Common Stock (including as to liquidation, dividends or participation in earnings);

•	issue any common stock or securities convertible into or exercisable for Common Stock other than to employees, directors or other service providers pursuant to plans approved by the Board;

•	liquidate or dissolve the Company;

•	declare or pay any dividends;

•	change the authorized number of directors; or

•	agree to do any of the foregoing.

The Purchase Agreement also provides for additional rights of the Common Stock held by the SAIF and Venture Tech, including the following:

•	RIGHT OF FIRST OFFER: For so long as SAIF, Venture Tech and/or their Affiliates hold at least 10% of the outstanding Common Stock, the Company will not, directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or the Company’s subsidiaries’ equity or equity equivalent securities, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for Common Stock or Common Stock equivalents, unless the Company shall have first offered such equity securities to SAIF and Venture Tech.

•	INSPECTION RIGHTS: SAIF and Venture Tech shall have the right to visit and inspect any of the properties of the Company or any of its subsidiaries at such reasonable times and as often as may be reasonably requested

•	REPORTS. So long as SAIF, Venture Tech and/or their Affiliates continue to hold at least 10% of the outstanding Common Stock, the Company shall provide Purchasers with all materials submitted to the Board at the same time and in the same manner as such materials are provided to the directors.

•	FURNISHING OF INFORMATION. Beginning with the filing of the 10-K for the year ending December 31, 2004, for as long as either SAIF or Venture Tech owns any of the shares of Common Stock purchased pursuant to the Purchase Agreement, the Company agrees to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after September 29, 2004 pursuant to the Act. Upon the request of either SAIF or Venture Tech, the Company shall deliver to such requestor a written certification of a duly authorized officer as to whether it has complied with the preceding sentence. On and after the filing of the 10-K for the year ending December 31, 2004, for as long as either SAIF or Venture Tech owns any of the shares of Common Stock purchased pursuant to the Purchase Agreement, if the Company is not required to file reports pursuant to such laws, it will prepare and furnish to SAIF and/or Venture Tech and make publicly available in accordance with paragraph (c) of Rule 144 such information as is required for SAIF and/or Venture Tech to sell its shares of Common Stock purchased pursuant to the Purchase Agreement under Rule 144. The Company further agrees that on and after the filing of the 10-K for the year ending December 31, 2004, it will take such further action as any holder of the shares of Common Stock purchased pursuant to the Purchase Agreement may reasonably request to satisfy the provisions of Rule 144 applicable to the issuer of securities relating to transactions for the sale of securities pursuant to Rule 144.

•	REGISTRATION RIGHTS: The Company is required to register for re-sale, in a shelf registration, the Common Stock held by SAIF and Venture Tech in the public markets. SAIF and Venture Tech also have piggy-back registration rights to include Common Stock in any registration statement the Company files on its own behalf or on behalf of other shareholders.

References to, and descriptions of, the Purchase Agreement in this Item 6 are qualified in their entirety by reference to the copies of the Purchase Agreement which is included as Exhibit 1, respectively, to this statement and which are incorporated by reference in this Item 6 in their entirety where such references and descriptions appear.

Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the Common Stock owned by Reporting Persons.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 - Purchase Agreement, dated September 29, 2004, by and among the Company, SAIF and Venture Tech, filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 12, 2004

VENTURE TECH ASSETS LTD.

October 12, 2004
Date

/s/ Sandeep Reddy
Signature

Sandeep Reddy, Director
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT

CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)